Exhibit 99.1

Ellomay Capital Reports Publication of Financial Statements of Dorad Energy Ltd. for the Year Ended December 31, 2024

TEL-AVIV, Israel, March 31, 2025 (GLOBE NEWSWIRE) -- Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe, Israel and USA, today reported the publication in Israel of financial statements for the year ended December 31, 2024 of Dorad Energy Ltd. (“Dorad”), in which Ellomay currently indirectly holds approximately 9.4% through its indirect 50% ownership of Ellomay Luzon Energy Infrastructures Ltd. (formerly U. Dori Energy Infrastructures Ltd.) (“Ellomay Luzon Energy”).

On March 31, 2025, Amos Luzon Entrepreneurship and Energy Group Ltd. (the “Luzon Group”), an Israeli public company that currently holds the remaining 50% of Ellomay Luzon Energy, which, in turn, holds 18.75% of Dorad, published its annual report in Israel based on the requirements of the Israeli Securities Law, 1968. Based on applicable regulatory requirements, the annual report of the Luzon Group includes the financial statements of Dorad for the same period.

The financial statements of Dorad for the year ended December 31, 2024 were prepared in accordance with International Financial Reporting Standards. Ellomay will include its indirect share of these results (through its holdings in Ellomay Luzon Energy) in its financial results and financial statements for this period. In an effort to provide Ellomay’s shareholders with access to Dorad’s financial results (which were published in Hebrew), Ellomay hereby provides a convenience translation to English of Dorad’s financial results.

Dorad Financial Highlights

●	Dorad’s revenues for the year ended December 31, 2024 – approximately NIS 2,863.8 million.

●	Dorad’s operating profit for the year ended December 31, 2024 – approximately NIS 620.3 million.

Based on the information provided by Dorad, the demand for electricity by Dorad’s customers is seasonal and is affected by, inter alia, the climate prevailing in that season. Since January 1, 2023, the months of the year are split into three seasons as follows: summer – June-September; winter – December-February; and intermediate (spring and autumn) – March-May and October-November. There is a higher demand for electricity during the winter and summer seasons, and the average electricity consumption is higher in these seasons than in the intermediate seasons and is even characterized by peak demands due to extreme climate conditions of heat or cold. In addition, Dorad’s revenues are affected by the change in load and time tariffs – TAOZ (an electricity tariff that varies across seasons and across the day in accordance with demand hour clusters), as, on average, TAOZ tariffs are higher in the summer season than in the intermediate and winter seasons. Due to various reasons, including the effects of the increase in the Israeli CPI impacting interest payments by Dorad on its credit facility, the results included herein may not be indicative of full year results in the future or comparable to full year results in the past.

The financial statements of Dorad include a note concerning the war situation in Israel, which commenced on October 7, 2023, stating that Dorad estimated, based on the information it had as of February 27, 2025 (the date of approval of Dorad’s financial statements as of December 31, 2024), that the current events and the security escalation in Israel have an impact on its results but that the impact on its short-term business results will be immaterial. Dorad further notes that as this event is not under the control of Dorad, and factors such as the war and hostilities being resumed may affect Dorad’s assessments, and that as of the date of its financial statements, Dorad is unable to assess the extent of the impact of the war on its business activities and on its medium and long-term results. Dorad continues to regularly monitor the developments and is examining the effects on its operations and the value of its assets.

In December 2024, Dorad received payment in an amount of approximately $130 million pursuant to an arbitration ruling in a derivative claim submitted by certain of its shareholders, which increased Dorad’s net profit for 2024 by approximately NIS 215.6 million (after the effect of taxes).

A convenience translation to English of the financial results for Dorad as of December 31, 2024 and 2023 and for each of the three years ended December 31, 2023 is included at the end of this press release. Ellomay does not undertake to separately report Dorad’s financial results in a press release in the future. Neither Ellomay nor its independent public accountants have reviewed or consulted with the Luzon Group, Ellomay Luzon Energy or Dorad with respect to the financial results included in this press release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay focuses its business in the renewable energy and power sectors in Europe, USA and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy, Spain, the Netherlands and Texas, USA, including:

●	Approximately 335.9 MW of operating solar power plants in Spain (including a 300 MW solar plant in owned by Talasol, which is 51% owned by the Company) and approximately 38 MW of operating solar power plants in Italy;

●	9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850MW, representing about 6%-8% of Israel’s total current electricity consumption;

●	Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million Nm3 per year, respectively;

●	83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;

●	Solar projects in Italy with an aggregate capacity of 294 MW that have reached “ready to build” status;

●	Solar projects in the Dallas Metropolitan area, Texas, USA with an aggregate capacity of approximately 27 MW that are placed in service and in process of connection to the grid and additional 22 MW are under construction; and

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including changes in electricity prices and demand, continued war and hostilities and political and economic conditions generally in Israel, regulatory changes, the decisions of the Israeli Electricity Authority, changes in demand, technical and other disruptions in the operations of the power plant operated by Dorad, competition, changes in the supply and prices of resources required for the operation of the Dorad’s facilities and in the price of oil and electricity, changes in the Israeli CPI, changes in interest rates, seasonality, failure to obtain financing for the expansion of Dorad and other risks applicable to projects under development and construction, and other risks applicable to projects under development and construction, in addition to other risks and uncertainties associated with the Company’s and Dorad’s business that are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Kalia Rubenbach (Weintraub)

CFO

Tel: +972 (3) 797-1111

Email: hilai@ellomay.com

Dorad Energy Ltd.

Statements of Financial Position

	December 31	December 31
	2024	2023
	NIS thousands	NIS thousands
Current assets
Cash and cash equivalents	846,565	219,246
Trade receivables and accrued income	185,625	211,866
Other receivables	32,400	12,095
Total current assets	1,064,590	443,207

Restricted deposits	531,569	522,319
Long- term Prepaid expenses	79,739	30,053
Fixed assets	2,697,592	3,106,550
Intangible assets	9,688	7,653
Right of use assets	54,199	55,390
Total non-current assets	3,372,787	3,721,965

Total assets	4,437,377	4,165,172

Current maturities of loans from banks	321,805	299,203
Current maturities of lease liabilities	4,887	4,787
Current tax liabilities	14,016	-
Trade payables	168,637	166,089
Other payables	14,971	31,446
Total current liabilities	524,316	501,525

Loans from banks	1,750,457	1,995,909
Other long-term liabilities	60,987	12,943
Long-term lease liabilities	46,809	47,618
Provision for restoration and decommissioning	38,102	38,985
Deferred tax liabilities	399,282	278,095
Liabilities for employee benefits, net	160	160
Total non-current liabilities	2,295,797	2,373,710

Equity
Share capital	11	11
Share premium	642,199	642,199
Capital reserve for activities with shareholders	3,748	3,748
Retained earnings	971,306	643,979

Total equity	1,617,264	1,289,937

Total liabilities and equity	4,437,377	4,165,172

Dorad Energy Ltd.

Statements of Profit or Loss

	2024	2023	2022
	NIS thousands	NIS thousands	NIS thousands

Revenues	2,863,770	2,722,396	2,369,220

Operating costs of the power plant
Energy costs	574,572	583,112	544,118
Purchases of electricity and infrastructure services	1,372,618	1,244,646	1,088,127
Depreciation and amortization	106,266	242,104	239,115
Other operating costs	190,027	186,024	157,189

Total operating costs of the power plant	2,243,483	2,255,886	2,028,549

Profit from operating the power plant	620,287	466,510	340,671

General and administrative expenses	23,929	27,668	24,066
Other income	58	39	-

Operating profit	596,416	438,881	316,605

Financing income	184,939	45,286	52,131
Financing expenses	193,825	209,773	271,116

Financing expenses, net	8,886	164,487	218,985

Profit before taxes on income	587,530	274,394	97,620

Taxes on income	135,203	63,079	22,340

Net profit for the year	452,327	211,315	75,280

Dorad Energy Ltd.

Statements of Changes in Shareholders’ Equity

	Share capital	Share premium	Capital reserve for activities with controlling shareholders	Retained earnings	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

For the year ended December 31, 2024

Balance as at January 1, 2024	11	642,199	3,748	643,979	1,289,937

Dividend distributed	-	-	-	(125,000)	(125,000)
Net profit for the year	-	-	-	452,327	452,327

Balance as at December 31, 2024	11	642,199	3,748	971,306	1,617,264

For the year ended December 31, 2023

Balance as at January 1, 2023	11	642,199	3,748	572,664	1,218,622

Dividend distributed	-	-	-	(140,000)	(140,000)
Net profit for the year	-	-	-	211,315	211,315

Balance as at December 31, 2023	11	642,199	3,748	643,979	1,289,937

For the year ended December 31, 2022

Balance as at January 1, 2022	11	642,199	3,748	497,384	1,143,342

Net profit for the year	-	-	-	75,280	75,280

Balance as at December 31, 2022	11	642,199	3,748	572,664	1,218,622

Dorad Energy Ltd.

Statements of Cash Flows

	2024	2023	2022
	NIS thousands	NIS thousands	NIS thousands
Cash flows from operating activities:
Profit for the year	452,327	211,315	75,280
Adjustments:
Depreciation, amortization, and diesel consumption	121,664	245,566	242,345
Taxes on income	135,203	63,079	22,340
Financing expenses, net	8,886	164,487	218,985
	265,753	473,132	483,670

Change in trade receivables and accrued income	26,241	26,715	9,991
Change in other receivables	(20,951)	20,714	7,480
Change in trade payables	(10,361)	(115,976)	(127,907)
Change in other payables	(3,481)	2,507	4,339
Change in other long-term liabilities	(3,661)	(4,586)	1,695
	(12,213)	(70,626)	(104,402)
Taxes on income paid	-	-	(21,795)

Net cash from operating activities	705,867	613,821	432,753

Cash flows from investing activities:
Proceeds from settlement of financial derivatives	1,548	8,884	13,652
Decrease in long-term restricted deposits	17,500	40,887	-
Investment in fixed assets	(44,132)	(102,082)	(110,715)
Proceeds from arbitration	337,905	-	-
Proceeds from insurance for damages to fixed assets	5,148	-	-
Investment in intangible assets	(4,054)	(3,162)	(1,810)
Interest received	42,221	33,501	6,433
Net cash from )used in( investing activities	356,136	(21,972)	(92,440)

Cash flows from financing activities:
Repayment of lease liability	(4,984)	(4,817)	(4,726)
Repayment of loans from banks	(284,570)	(253,382)	(255,705)
Dividends paid	(142,500)	(122,500)	-
Interest paid	(129,957)	(151,220)	(159,804)
Proceeds from arbitration	127,195	-	-

Net cash used in financing activities	(434,816)	(531,919)	(420,235)

Net increase (decrease) in cash and cash equivalents	627,187	59,930	(79,922)

Effect of exchange rate fluctuations on cash and cash equivalents	132	7,835	29,543
Cash and cash equivalents at beginning of year	219,246	151,481	201,860

Cash and cash equivalents at end of year	846,565	219,246	151,481
(a) Significant non-cash activity

Liability for gas agreements	56,208	-	-